Exhibit 99.4

English translation for information purposes only

GALAPAGOS NV

Public limited liability company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp - division Mechelen

Invitation to the Annual and Extraordinary Shareholders’ Meetings

to be held on April 28, 2026

The Board of Directors of Galapagos NV (hereinafter the “Company”, or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, directors, and statutory auditor of the Company to the annual shareholders’ meeting (hereinafter the “Annual Shareholders’ Meeting”). After the agenda of the Annual Shareholders’ Meeting has been dealt with, the meeting will be briefly suspended and will then continue as an extraordinary shareholders’ meeting before a notary public (hereinafter the “Extraordinary Shareholders’ Meeting”). The Annual Shareholders’ Meeting and the Extraordinary Shareholders’ Meeting will be held sequentially on Tuesday April 28, 2026, as from 2 p.m. (CET) at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium (together, the “Shareholders’ Meetings”).

There is no attendance quorum requirement for the deliberation and voting on the agenda items referred to in the agenda below of the Annual Shareholders’ Meeting. There is, however, an attendance quorum requirement for the items on the agenda of the Extraordinary Shareholders’ Meeting (see below under “2. Extraordinary Shareholders’ Meeting”). If the attendance quorum for the items on the agenda of the Extraordinary Shareholders’ Meeting were not to be reached, a second extraordinary shareholders’ meeting will be held for these items before a notary public on Tuesday May 19, 2026 at 2 p.m. (CET) at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium, unless, as the case may be, decided otherwise on behalf of the Board of Directors of the Company (hereinafter the “Board of Directors”). The attendance quorum will not apply to this second meeting.

1	Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting will be held on Tuesday April 28, 2026, at 2 p.m. (CET) at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium.

Details of the applicable registration and voting formalities relating to the Annual Shareholders’ Meeting are set forth below.

Agenda and proposed resolutions

The agenda and the proposed resolutions of the Annual Shareholders’ Meeting which, as the case may be, can be amended at the meeting on behalf of the Board of Directors, are as follows:

1.

Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and approval of the allocation of the annual result as proposed by the Board of Directors.

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Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and the allocation of the annual result as proposed by the Board of Directors.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on December 31, 2025.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on December 31, 2025.

5.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on December 31, 2025.

6.

Release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2025.

Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each (current and former) member of the Board of Directors, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on December 31, 2025.

7.	Appointment of Mr. Henry Gosebruch as executive director.[1]

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee of the Board of Directors (hereinafter the “Nomination Committee”), the shareholders’ meeting resolves to confirm the appointment by co-optation with effect as per May 12, 2025 (following the resignation of Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, with effect as per the same date) and to appoint Mr. Henry Gosebruch as an executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029. The shareholders’ meeting also resolves that the mandate of Mr. Henry Gosebruch as a director of the Company will not be remunerated.

8.	Appointment of Ms. Jane Griffiths as independent non-executive director.[2]

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation with effect as per July 28, 2025 (following the resignation of Mr. Simon Sturge, with effect as per the same date), and to appoint Ms. Jane Griffiths as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to

[1]	For further information regarding Mr. Henry Gosebruch, reference is made to his biography available on the Company’s website (www.glpg.com/about-us/board-of-directors/).
[2]	For further information regarding Ms. Jane Griffiths, reference is made to her biography available on the Company’s website (www.glpg.com/about-us/board-of-directors/).

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confirm her mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Ms. Jane Griffiths meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Ms. Jane Griffiths has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Ms. Jane Griffiths’ independence into question. The shareholders’ meeting also resolves that the mandate of Ms. Jane Griffiths will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

9.	Appointment of Ms. Dawn Svoronos as independent non-executive director.[3]

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation with effect as per July 28, 2025 (following the resignation of Mr. Peter Guenter, with effect as per the same date), and to appoint Ms. Dawn Svoronos as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm her mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Ms. Dawn Svoronos meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Ms. Dawn Svoronos has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Ms. Dawn Svoronos’ independence into question. The shareholders’ meeting also resolves that the mandate of Ms. Dawn Svoronos will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

10.	Appointment of Dr. Neil Johnston as independent non-executive director.[4]

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation with effect as per November 1, 2025 (following the resignation of Dr. Elisabeth Svanberg, with effect as per the same date), and to appoint Dr. Neil Johnston as an independent non-executive member of the Board of Directors of the Company, for an additional period of two years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Neil Johnston meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations

[3]	For further information regarding Ms. Dawn Svoronos, reference is made to her biography available on the Company’s website (www.glpg.com/about-us/board-of-directors/).
[4]	For further information regarding Dr. Neil Johnston, reference is made to his biography available on the Company’s website (www.glpg.com/about-us/board-of-directors/).

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Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Neil Johnston has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Neil Johnston’s independence into question. The shareholders’ meeting also resolves that the mandate of Dr. Neil Johnston will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

11.	Appointment of Mr. Devang Bhuva as non-executive director.[5]

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves to confirm the appointment by co-optation with effect as per November 1, 2025 (following the resignation of Mr. Andrew Dickinson, with effect as per the same date), and to appoint Mr. Devang Bhuva as a non-executive member of the Board of Directors of the Company, for an additional period of three years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The shareholders’ meeting also resolves that the mandate of Mr. Devang Bhuva will not be remunerated.

12.	Appointment of Dr. Paulo Fontoura as independent non-executive director.[6]

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation with effect as per February 9, 2026 (following the resignation of Dr. Susanne Schaffert, with effect as per November 1, 2025), and to appoint Dr. Paulo Fontoura as an independent non-executive member of the Board of Directors of the Company, for an additional period of three years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Paulo Fontoura meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Paulo Fontoura has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Paulo Fontoura’s independence into question. The shareholders’ meeting also resolves that the mandate of Dr. Paulo Fontoura will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

[5]	For further information regarding Mr. Devang Bhuva, reference is made to his biography available on the Company’s website (www.glpg.com/about-us/board-of-directors/).
[6]	For further information regarding Dr. Paulo Fontoura, reference is made to his biography available on the Company’s website (www.glpg.com/about-us/board-of-directors/).

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13.	Appointment of Mr. Gino Santini as independent non-executive director.[7]

Explanatory comment: Subject to his appointment by the Shareholders’ Meeting as an independent non-executive member of the Board of Directors, Mr. Santini is proposed to be appointed by the Board of Directors as the new Chair of the Board of Directors. Mr. Santini would thereby replace Mr. Contamine, whose mandate as a member of the Board of Directors ends immediately after the Annual Shareholders’ Meeting of April 28, 2026. For the sake of completeness, the Board of Directors notes that Mr. Santini is also a member of the board of directors of Alfasigma, a pharmaceutical company to which Galapagos transferred its Jyseleca® (filgotinib) business in 2024. Following that transaction, the Company is entitled to certain milestone, royalty and earn-out payments on European sales from Alfasigma under pre-existing contractual undertakings. These payments are of a passive and automatic nature, involve no further ongoing commercial relationship or decision-making, and were agreed well before Mr. Santini’s candidacy. After careful assessment, the Board of Directors has concluded that the above does not affect Mr. Santini’s independence within the meaning of article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020, and confirms that he meets all applicable independence criteria.

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves to (a) appoint Mr. Gino Santini as independent non-executive member of the Board of Directors of the Company, for a period of four years, and with immediate effect, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Mr. Gino Santini meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Mr. Gino Santini has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Mr. Gino Santini’s independence into question. The shareholders’ meeting also resolves that the mandate of Mr. Gino Santini will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

14.	Re-appointment of statutory auditor and determination of statutory auditor’s remuneration.

Proposed resolution: In accordance with the recommendation of the Audit Committee of the Board of Directors (hereinafter the “Audit Committee”) and upon proposal of the Board of Directors, the shareholders’ meeting resolves (a) to re-appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2029 which will decide upon the Company’s annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at EUR 495,000 (if any, VAT exclusive) per year.

[7]	For further information regarding Mr. Gino Santini, reference is made to his biography available on the Company’s website (www.glpg.com/investors/shareholder-information/).

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15.	Confirmation and re-appointment of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting.

Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors the shareholders’ meeting resolves (a) as far as needed and required, to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2029 which will decide upon the Company’s annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company’s sustainability reporting at EUR 50,000 (if any, VAT exclusive) per year.

16.	Remuneration of directors.

Explanatory comment: The proposed remuneration levels have been determined on the basis of an international benchmarking exercise conducted by an independent compensation consultant, taking into account the significant time commitment expected from the Board of Directors, which met twenty-three (23) times in 2025. The Board of Directors is also expected to meet on numerous occasions in 2026 in light of the Company’s ongoing business transformation.

Proposed resolution: Upon recommendation and advice of the Remuneration Committee of the Board of Directors, the shareholders’ meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows:

(a)

Cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos’ Corporate Governance Charter: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000;

(b)

Equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 135,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos’ Corporate Governance Charter: EUR 135,000; (iii) other non-executive directors: EUR 135,000 each; in each case (i), (ii) and (iii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the Board of Directors and at least three years after the time of acquisition.

The shareholders’ meeting resolves that the mandate of a non-executive director representing a shareholder will not be remunerated.

The rules set out above shall apply as from May 1, 2026.

No attendance quorum: There is no attendance quorum requirement for the deliberation and voting on the agenda items referred to in the aforementioned agenda of the Annual Shareholders’ Meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the Annual Shareholders’ Meeting shall be passed if they are approved by a simple majority of the votes validly cast by the shareholders.

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2	Extraordinary Shareholders’ Meeting

The Extraordinary Shareholders’ Meeting will be held in the presence of a notary public, and will take place on Tuesday April 28, 2026, at 3 p.m. (CET) at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium.

Details of the applicable registration and voting formalities relating to the Extraordinary Shareholders’ Meeting are set forth below.

Agenda and proposed resolutions:

The agenda and the proposed resolutions of the Extraordinary Shareholders’ Meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the Board of Directors, are as follows:

1.	Change of name of the Company to “Lakefront Biotherapeutics”.

Proposed resolution: The shareholders’ meeting resolves to change the name of the Company to “Lakefront Biotherapeutics” and to amend article 1 of the articles of association accordingly, in each case with effect as of May 8, 2026.

2.	Amendment to the articles of association relating to the representation of the Company.

Proposed resolution: The shareholders’ meeting resolves to amend article 16.1 of the articles of association as follows, effective immediately:

“16.1 General authority

Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly, provided that at least one of the two directors is an independent director within the meaning of article 7:87 of the Belgian Companies and Associations Code.”

3.	Authorization to the Board of Directors to acquire its own shares.

Explanatory comment: Following the recognition of distributable reserves on the Company’s balance sheet in accordance with applicable accounting principles, the Board of Directors proposes to grant a standard authorization for the Company to acquire its own shares, in line with Belgian company law and prevailing market practice for listed companies, as this could provide additional flexibility in managing the Company’s capital structure.

This authorization by the Extraordinary Shareholders’ Meeting does not, in itself, entail the implementation of any share buyback program. Any actual share buyback would remain subject to a separate and specific decision of the Board of Directors to proceed with a share buyback, which has not been taken at this time. Furthermore, any buyback would be subject to: (i) compliance with any applicable requirements under the Option, License and Collaboration Agreement dated July 14, 2019, between the Company and Gilead Sciences, Inc., including obtaining any consent or waiver that may be required from Gilead Sciences, Inc. thereunder; and (ii) the availability of sufficient distributable reserves on the Company’s balance sheet in accordance with applicable accounting principles and Belgian company law at the time of any actual share buyback.

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Proposed resolution: The shareholders’ meeting resolves to include a section “Share Buyback Authorization” in the articles of association of the Company with the following text:

“42. SHARE BUYBACK AUTHORIZATION

The company may, without the prior authorization of the Shareholders’ Meeting, in accordance with articles 7:215 and following of the Belgian Companies and Associations Code and articles 8:2 and following of the Royal Decree implementing the Belgian Companies and Associations Code, and within the limits they provide for, acquire a maximum of ten per cent (10%) of the number of shares existing at the end of the Extraordinary Shareholders’ Meeting of April 28, 2026, for a consideration equivalent to the closing price of the Company’s share on Euronext Brussels, on the day immediately preceding the acquisition, plus a maximum of fifteen per cent (15%) or minus a maximum of fifteen per cent (15%). This option extends to the acquisition of shares of the company by one of its direct subsidiaries, within the meaning and limits of article 7:221, paragraph 1 of the Belgian Companies and Associations Code. The above authorization is valid for five years from the date of the publication in the Annexes to the Belgian State Gazette of the minutes of the Extraordinary Shareholders’ Meeting of April 28, 2026.”

4.

Consideration and discussion of the report of the Board of Directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital.

5.	Renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to twenty per cent (20%) of the share capital.

Explanatory comment: The Board of Directors proposes to renew the existing authorization to increase the share capital within the framework of the authorized capital. The Company currently benefits from an authorization granted by the Extraordinary Shareholders’ Meeting of April 30, 2024, valid until May 7, 2029, which already allows the use of authorized capital, among other things, in connection with incentive plans.

In the interest of transparency, the Board of Directors proposes to update the wording of this authorization and the related board report so that they explicitly and comprehensively describe the types of incentive plans for which the authorized capital may be used, including subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans.

For the avoidance of doubt, the proposed renewal does not change the overall scope or aggregate amount of the authorized capital (which remains limited to twenty per cent (20%) of the share capital) and otherwise remains in line with the authorization granted by the Extraordinary Shareholders’ Meeting of April 30, 2024. The purpose of the renewal is to ensure that the authorization and the accompanying board report expressly reflect, in a more explicit and detailed manner, the full range of purposes and instruments for which the authorized capital may be used.

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Proposed resolution: The shareholders’ meeting of the Company resolves to renew the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to twenty per cent (20%) of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the Board of Directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in item 4 of the agenda of the Extraordinary Shareholders’ Meeting. Consequently, the shareholders’ meeting resolves to delete the existing temporary provisions of the articles of association of the Company in their entirety and to replace them with the following text, which, together with the Share Buyback Authorization set out under agenda item 3, will form the new temporary provisions of the articles of association (whereby the amount of twenty per cent (20%) of the subscribed capital referred to between square brackets below shall be determined on the basis of the outstanding subscribed capital at that time):

“43. AUTHORIZED CAPITAL

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. twenty per cent (20%) of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans, for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned incentive plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease of the beneficiary), subscription rights, restricted stock units, performance stock units and other incentives can give rise to an accelerated exercise or vesting, before the third anniversary of their award, even if the beneficiary is a member of the Board of Directors or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a share premium account.

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The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Until this proposed resolution is approved and published in the Annexes to the Belgian State Gazette, the existing authorization will continue to apply. For the avoidance of doubt, in the event that the proposed new authorization is not approved by the Extraordinary Shareholders’ Meeting of April 28, 2026, the authorization granted by the Extraordinary Shareholders’ Meeting of April 30, 2024 shall continue to apply in accordance with its terms.

6.	Proxy for coordination of the articles of association.

Proposed resolution: The shareholders’ meeting resolves to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

7.	Authorization to the Board of Directors.

Proposed resolution: The shareholders’ meeting resolves to grant all powers to the Company’s Board of Directors to execute the decisions taken.

8.	Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Proposed resolution: The shareholders’ meeting resolves to grant a special power of attorney to any member of the Board of Directors and/or Ms. Annelies Denecker and Ms. Elien Van Mol, who – for the execution of this proxy – are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

Attendance quorum: According to the Belgian Companies and Associations Code, at least fifty per cent (50%) of the outstanding shares must be present or represented at the Extraordinary Shareholders’ Meeting for the deliberation and voting on the agenda items of the aforementioned agenda of the Extraordinary Shareholders’ Meeting. If such attendance quorum is not reached, a second Extraordinary Shareholders’ Meeting will be convened for these agenda items, unless, as the case may be, decided otherwise on behalf of the Board of Directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the Extraordinary Shareholders’ Meeting shall be passed if they are approved by a majority of seventy-five per cent (75%) of the votes validly cast by the shareholders.

Registration and admission formalities

To be admitted to the Shareholders’ Meetings, the holders of securities issued by the Company must comply with (a) article 7:134 of the Belgian Companies and Associations Code, and (b) article 23 of the Company’s articles of association, as well as complete the formalities and make the notifications further described below.

Galapagos NV | AGM & EGM April 28, 2026 | Convening Notice	Page 10 of 13

English translation for information purposes only

Only shareholders are entitled to vote at the Shareholders’ Meetings. The holders of subscription rights issued by the Company can, in accordance with article 7:135 of the Belgian Companies and Associations Code, only attend the Shareholders’ Meetings with an advisory vote. Article 23 of the Company’s articles of association determines the formalities that these security holders must complete to be admitted to the Shareholders’ Meetings.

In order to participate in the Shareholders’ Meetings, a holder of shares or subscription rights issued by the Company must satisfy two conditions: (i) be registered as a holder of such shares or subscription rights on the Record Date (as defined below), and (ii) notify the Company thereof, as described below:

1.

Registration: Firstly, the right for a holder of shares or subscription rights issued by the Company to participate in and, as applicable, to vote at the Shareholders’ Meetings is only granted on the basis of the registration of the securities concerned on April 14, 2026, at midnight CET (hereinafter the “Record Date”), by way of registration in the applicable register for the securities concerned (in the case of registered securities) or in the accounts of a certified account holder or the relevant central securities depository for the securities concerned (in the case of dematerialised securities), and this irrespective of the number of shares or subscription rights that they hold on the date of the Shareholders’ Meetings.

2.

Notification: Secondly, in order to be admitted to the Shareholders’ Meetings, holders of shares or subscription rights issued by the Company must notify the Company in writing of their intention to participate in the Shareholders’ Meetings no later than April 22, 2026. Holders of securities wishing to make such notification may use the registration notice form that can be obtained at the Company’s registered office and on the Company’s website (www.glpg.com/shareholders-meetings). Such notice must reach the Company by e-mail at shareholders@glpg.com or by mail at its registered office (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, Attention: Ms. Annelies Denecker) at the latest on the sixth calendar day prior to the Shareholders’ Meetings, i.e., on or before April 22, 2026. For holders of dematerialised shares, the notification should include a certificate confirming the number of shares that have been registered in their name on the Record Date. Such certificate can be obtained by holders of dematerialised shares from the certified account holder, the relevant central securities depository, or the relevant financial intermediary for the shares concerned.

Only persons who are holders of shares or subscription rights of the Company on the Record Date and who have notified the Company of their intention to participate in the Shareholders’ Meetings in accordance with the foregoing, shall be entitled to participate in, and, in the case of shareholders, vote at, the Shareholders’ Meetings.

Proxy

In accordance with article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, may be represented at the Shareholders’ Meetings by the General Counsel of the Company, with power of substitution, in his capacity as proxy holder, provided that the proxy does contain specific voting instructions for each item on the agenda of the Shareholders’ Meetings.

Shareholders who so wish to be represented by proxy, should use the proxy form (with voting instructions) made available on the Company’s website (www.glpg.com/shareholders-meetings). The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than April 22, 2026.

Galapagos NV | AGM & EGM April 28, 2026 | Convening Notice	Page 11 of 13

English translation for information purposes only

Voting by letter

In accordance with article 7:146 of Belgian Companies and Associations Code, and article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, are allowed to vote by letter - prior to the Shareholders’ Meetings - by means of a form made available on the Company’s website (www.glpg.com/shareholders-meetings).

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than April 22, 2026.

Right to ask questions

In accordance with article 7:139 of the Belgian Companies and Associations Code, and article 28 of the articles of association of the Company, shareholders and holders of subscription rights issued by the Company, are entitled, whether during the Shareholders’ Meetings or in writing before the meeting, to ask questions to (a) the members of the Board of Directors with respect to its report, or the agenda items, and (b) the statutory auditor with respect to its report.

Questions asked in writing, will only be answered if the relevant shareholder, or holder of subscription rights, has fulfilled the registration and admission formalities set out above, and if the written question has been received by the Company no later than April 22, 2026. Any written questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 7:130 of the Belgian Companies and Associations Code, and article 22 of the articles of association of the Company, one or more shareholders who alone or together possess at least three per cent (3%) of the share capital of the Company, and provided that the applicable legal restrictions have been complied with, may request for additional items to be added to the agenda of the Shareholders’ Meetings, and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such request, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than April 6, 2026. If the Company should receive any requests to supplement the agenda and/or proposed resolutions, it will (i) add those proposed resolutions as soon as possible after their receipt to the website, and (ii) publish an amended agenda and amended proxy forms on its website, at the latest on April 13, 2026.

Availability of documents

The documentation relating to the Shareholders’ Meetings, or that must be made available pursuant to the applicable laws, as well as the total number of shares and voting rights at the date hereof, are made available on the Company’s website (www.glpg.com/shareholders-meetings). Any hard copies of this documentation can be obtained at no cost by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Please address any requests for more information to the Legal department of Galapagos (+32 15 342 900). Correspondence can be sent by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Galapagos NV | AGM & EGM April 28, 2026 | Convening Notice	Page 12 of 13

English translation for information purposes only

Miscellaneous

To facilitate an expedient registration, the participants are requested to be present at least 15 minutes prior to the start of the Shareholders’ Meetings.

The convening notice for the Shareholders’ Meetings is drafted in Dutch and English, it being however understood that (i) the English version of the convening notice is only a free translation for information purposes, and (ii) in case of an inconsistency between the Dutch and English version of the convening notice, the Dutch version will at all times prevail.

The natural persons who intend to attend the Shareholders’ Meetings in their capacity as holder of securities, proxy holders, or representatives of a legal entity, must provide evidence of their identity in order to be granted access to the meeting. In addition, the representatives of legal entities must hand over all documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Shareholders’ Meetings.

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant shareholders’ meeting, including (without limitation) the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. These data include, amongst others, identification data, the number and nature of securities of any holder of securities issued by the Company, proxies and voting instructions. These data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of the above data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Statement, available on the Company’s website (www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are further outlined in the section ‘Your rights as a data subject’ of the aforementioned Privacy Statement. All this does not affect the rules that apply in connection with the registration and participation to the shareholders’ meeting. To exercise rights as a data subject, as well as for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

On behalf of the Board of Directors

Galapagos NV | AGM & EGM April 28, 2026 | Convening Notice	Page 13 of 13